

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Sagi Niri
Chief Financial Officer and Director
Tremor International Ltd.
Hashmonaim 121, 2nd Floor
Tel Aviv, 6713328, Israel

> **Re: Tremor International Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 13, 2021**
> **CIK No. 0001849396**

Dear Mr. Niri:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 3 as it relates to the definition of unique users. Please address the following:
   - Explain your reference to users visiting your site. In this regard, tell us whether you are referring to publisher or third-party sites as opposed to the company-owned sites, and if so, revise to clarify as such.
   - Explain further why a monthly user measure would vary hourly.
   - If this metric fluctuates significantly from period to period, address why you believe it is appropriate to disclose an approximate number of unique users at any given time

       if that is not reflective of other periods.
- Tell us how you calculate and validate the number of unique users disclosed.
- Revise to address how you track or count "unduplicated" visitors.
- Disclose the period represented in your current disclosures.

2. We note your revised disclosures in response to prior comment 1. Please tell us why you are highlighting the growth in CTV advertising revenue, which comprises only approximately 17% of your total IFRS revenue for fiscal 2020. In this regard, you state in your response to prior comment 4 that both CTV and Video revenue are the core areas of growth for the company. Also, explain to us the relevance of your discussion regarding CTV revenue growth in six month increments. Please revise, as necessary.

3. We note your revised disclosures in response to prior comment 7. Wherever you discuss Adjusted EBITDA or adjusted EBITDA margin, please further revise to discuss the comparable IFRS measure before any discussion of the non-IFRS measure and ensure you include the IFRS measure for all periods in which you present the non-IFRS measure. For example, you discuss the increase in Adjusted EBITDA on a six-month and full-year basis but do not present a comparable discussion on an IFRS basis and you do not disclose total comprehensive income for each period in which you disclose the non-IFRS measure. Also, you disclose Adjusted EBITDA margin before you disclose net profit margin. Please revise your disclosures throughout the filing.

Summary Consolidated Financial and Other Data, page 15

4. We note that you removed the subtotal of gross profit from the face of your consolidated statements of operations in response to prior comment 15. However, we further note that you continue to present gross profit margin and gross profit information in the forepart of the filing. These measures as currently presented exclude amortization and depreciation and therefore are non-IFRS measures. Please tell us the amount of amortization and depreciation excluded from gross profit for each period presented. To the extent you continue to disclose gross profit or gross profit margin, you should clearly label them as non-IFRS measures, provide a reconciliation to the most comparable IFRS measure of gross profit, which includes depreciation and amortization in cost of revenue, and include all related required non-IFRS disclosures.

Key Performance Indicators and Other Operating Metrics, page 57

5. We have evaluated your response to prior comment 5 and while we are still considering your revenue recognition policy, we continue to believe that by presenting programmatic revenue and cost of revenue for fiscal 2019 on a net basis exclusive of media costs, and performance revenue for both fiscal 2019 and 2020 on a net basis exclusive of traffic acquisition costs, you have substituted an individually tailored revenue recognition principle for IFRS revenue and expenses. Please remove these measures from your non-IFRS disclosures. Similarly, any measures that are presented on a non-IFRS basis, such as net revenue, net revenue growth rate, percentage of video revenue, net revenue retention

rate, etc. should also be revised. Refer to Item 10(e)(4)(ii) of Regulation S-K, Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

6. We note your revised reconciliation of Adjusted EBITDA in response to prior comment 6. Please further revise to remove the subtotals of "profit for the year" and "profit (loss) from operations" from your reconciliation.

7. We note your discussion regarding changes in your various non-IFRS measures beginning on page 61. Any discussion of non-IFRS results should not be presented with greater prominence than your IFRS results of operations discussion. Please revise so that your IFRS results of operations discussion precedes any non-IFRS discussion. Refer to Question 102.10 of the non-GAAP C&DIs.

Key Operating Metrics, page 62

8. To the extent you continue to present net revenue retention rate in your filing, please revise to disclose what this measure is intending to provide, as addressed in your response to prior comment 10.

Description of Share Capital and Articles of Association
Exclusive Forum, page 114

9. We note your response to prior comment 12. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Consolidated Financial Statements
Statement of Operation and Other Comprehensive Income, page F-4

10. We note your response and revised disclosures to prior comment 15. Please further revise here to present depreciation and amortization expense as a separate line item, and revise the cost of revenue line item to indicate it is exclusive of depreciation and amortization shown separately below as specified in SAB Topic 11.B.

Notes to Consolidated Financial Statements
Note 3. Significant Accounting Policies
k. Revenue recognition, page F-19

11. Please provide the following additional information as it relates to your response to prior comment 13:
  • Describe in further detail the manual operations in fiscal 2019. In this regard, explain the sales team's involvement with your customers on a day-to-day basis and clarify how that changed when your processes were automated.
  • Clarify whether the processes that were previously performed manually are now being conducted via the platform, and confirm, if true, that your involvement in the

purchase and sale of digital advertising inventory just switched from a human to the platform.

- Tell us how the technological changes to your platform impacted both the sales person and customer's involvement in managing ad campaigns. Specifically address how the change from a manual to automatic process impacted your customer's involvement in targeting and placing advertisements, if at all.
- Explain further your policy for granting credits and inducements and clarify what is meant by inducement.
- Tell us under what circumstances credits and inducements were granted in fiscal 2019 and describe any changes to your policies and procedures for granting such incentives in fiscal 2020.

Note 22. Subsequent Events, page F-53

12.   We note that upon effectiveness of this offering, your CEO, COO and CFO will receive cash bonuses as well as RSU and PSU awards. Please revise to include a discussion of these awards and the estimated financial effect. Refer to IAS 10.21. Also, tell us your consideration to include pro forma per share information in your Summary Consolidated Financial and Other Data table, reflecting the additional compensation that will be paid upon effectiveness of this offering. Refer to Article 11-01(a)(8) of Regulation S-X.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology